

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 27, 2008

Mr. Fred Zolla
Chief Executive Officer
Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, New York, 10954

> **Re: Vemics, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed on March 18, 2008**
> **File No. 000-52765**

Dear Mr. Zolla:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

Note 15 Acquisitions, page F-18

1.   We note that you deleted from this submission the 1st paragraph on page F-18 of the document filed on February 1, 2008. This paragraph includes disclosures about why you used the August trading prices to value the acquisition and the

market prices of your stock when the terms of the acquisition were agreed and announced. Please revise.

2.   Refer to your response to comment 19. We note your representation that at the time of the acquisition of NuScribe Inc. there was no material identifiable tangible or intangible assets except for the iMedicor website which was under construction at the time of the acquisition. We also note that in October 2007 you launched the iMedicor website which incorporated technologies being developed by the personnel of the acquired companies. Addressing EITF 00-2, tell us why you did not allocate any value to the iMedicor website and the related technologies rather than assigning the total value of NuScribe to goodwill.

Note 15a- Acquisitions, F-19

3.   Please refer to your responses to comments 18 and 20. Please disclose in the note the pro forma loss per share and the weighted number of common shares used the computation of the pro forma loss per share. Disclose the period for which the results of operations of the acquired entities are included in the income statement. Also, provide all other applicable disclosures required by paragraph 55 of SFAS 141.

4.   Please refer to the response to comment 21. Please confirm whether the acquisition of NuScribe was with a related party or not. Also, tell us whether or not the trading in the Company's common stock during the period between August 10, 2006 and August 25, 2006 was with any related party, management or major shareholders of the Company.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within ten business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: via facsimile 301.230.2891
        Scott Museles, Esq.